Australian Government

Takeovers Panel

MEDIA RELEASE

No: TP12/74

Wednesday, 3 October 2012

Mission NewEnergy Limited 01R – Panel Receives Review Application

The Panel has received an application from McDermott Industries Limited seeking a review of the Panel's decision in Mission NewEnergy Limited (TP12/73). The President has consented to the making of the review application.

A review Panel has not been appointed at this stage and no decision has been made whether to conduct proceedings. The Panel makes no comment on the merits of the application.

Allan Bulman
Director, Takeovers Panel
Level 10, 63 Exhibition Street
Melbourne VIC 3000
Ph: +61 3 9655 3597
allan.bulman@takeovers.gov.au